UNITED STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 1-9700

A.	Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN 3000 Schwab Way Westlake, TX 76262

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION 3000 Schwab Way Westlake, TX 76262

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2025 and 2024, have been prepared in accordance with the financial reporting requirements of ERISA.

SchwabPlan
Retirement Savings
and Investment Plan
EIN: 94-3025021
Plan Number: 002

Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025, Supplemental Schedule as of December 31, 2025 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Table of Contents

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024		3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025		4

Notes to Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025		5-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2025		11

EXHIBIT INDEX		12

SIGNATURE		13

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of SchwabPlan Retirement Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SchwabPlan Retirement Savings and Investment Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Dallas, Texas
June 10, 2026
We have served as the auditor of the Plan since 1999.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31,	2025	2024
Assets
Investments — at fair value:
Mutual funds	$5,501,916,540	$5,672,379,601
Self-directed brokerage accounts	2,662,100,930	2,198,004,419
Common collective trusts	1,276,080,979	—
Common stock funds of The Charles Schwab Corporation	778,750,555	625,513,098
Cash and cash equivalent	395,514,060	333,677,910
Total investments	10,614,363,064	8,829,575,028

Receivables:
Participant notes receivable	109,974,723	100,917,529
Accrued dividends and interest	2,051,805	1,975,544
Total receivables	112,026,528	102,893,073
Total assets	10,726,389,592	8,932,468,101

Liabilities
Total liabilities	—	—
Net Assets Available for Benefits	$10,726,389,592	$8,932,468,101

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2025
Additions to Net Assets Available for Benefits
Investment income:
Net appreciation in fair value of investments	$1,386,477,002
Dividends and interest	201,387,595
Total net investment income	1,587,864,597

Contributions:
Participants’ salary deferral and rollover	552,731,136
Net employer contributions	236,359,573
Total contributions	789,090,709
Interest income on participant notes receivable	7,914,284
Total increase to Net Assets Available for Benefits	2,384,869,590

Deductions from Net Assets Available for Benefits
Distributions to participants	(587,970,590)
Administrative expenses	(2,977,509)
Net increase in Net Assets Available for Benefits	1,793,921,491

Net Assets Available For Benefits
Beginning of year	8,932,468,101
End of year	$10,726,389,592

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025

1.     Plan Description

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2025, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a 401(k) salary deferral program sponsored by The Charles Schwab Corporation (CSC or the Company) and covers all eligible employees of CSC and participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Acquisition of Forge Global Holdings, Inc.

On March 2, 2026, the Company completed its acquisition of Forge Global Holdings, Inc. (Forge). As a result of the acquisition Forge became a wholly-owned subsidiary of CSC, and the Forge Global 401(k) Plan was terminated. Effective on the date of the acquisition, Forge employees became eligible to participate in the Plan in accordance with the plan participation guidelines described below. Active Forge employees could initiate a rollover of their Forge Global 401(k) Plan balance into the Plan by electing to participate in a group rollover, roll their balance over to an Individual Retirement Account or another qualified plan, or elect to receive a cash distribution, subject to applicable taxes. The Plan recorded rollovers of assets with an aggregate fair value of $16,326,237 in April 2026. Additionally, $171,278 of participant notes receivable were rolled into the Plan under the same terms and conditions recognized in the Forge Global 401(k) Plan.

401(k) Salary Deferral Program

Eligible employees may participate in the 401(k) salary deferral program upon their hire date. Employees who do not enroll are automatically enrolled at a pre-tax contribution rate of 6% and may change or stop contributions to the Plan at any time. Participants may elect to have up to 50% of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($23,500 in 2025). Such contributions may be matched by CSC’s contribution (Basic Match) equal to $250 on the first dollar contributed each year, and 100 percent of salary deferred, up to a maximum of 5% of eligible compensation. The Plan features an Annual Savings Adjustment Program that automatically increases current 401(k) contribution elections by 1% each year until the total contribution election reaches 15%. Eligible employees can choose to opt out at any time. The Plan also permits eligible participants who will reach age 50 or older before the end of the calendar year to make pre-tax or Roth 401(k) catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($7,500 for ages 50-59 and 64 and $11,250 for ages 60-63 in 2025). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided by CSC in 2025. The Basic Match allocation is based on the participant’s salary deferral contribution and eligible compensation.

Employees eligible to participate in the 401(k) salary deferral program are allowed to elect and make Roth 401(k) contributions, which are made on an after-tax basis, and/or after-tax employee contributions, which are contributions made after taxes are deducted from eligible compensation. Combined pre-tax contributions and Roth 401(k) after-tax contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC may match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. Any of CSC’s Roth 401(k) match contributions are made on a pre-tax basis and will be taxable to the participant upon distribution from the Plan. After-tax employee contributions may not exceed the limit on total employee and employer contributions under the IRC (the lesser of 100% of an employee’s total compensation or $70,000 in 2025). Total employer and employee contributions under the IRC limit includes total 401(k) salary deferrals, employer contributions, after-tax employee contributions, and forfeitures, and excludes catch-up contributions. After-tax employee contributions are not eligible for the Basic Match. The Plan allows eligible employees to convert all or a portion of eligible pre-tax, matching, profit sharing, and/or after-tax employee contributions balances to Roth savings while leaving the money in their Plan account through an in-plan Roth rollover.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC’s performance may also be made. CSC’s Profit Contribution, if any, is made in full or by installments in the subsequent year, at the Board of Directors’ discretion. A participant must be an eligible employee on the last workday of the year to receive a Profit Contribution for that Plan year, have compensation not exceeding a dollar amount specified by the Board of Directors, and have completed a

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
minimum number of hours of service (at least 1,000 hours) specified by the Board of Directors. If a participant terminates employment during the year due to death, retirement, or disability as defined in the Plan, the participant is eligible to receive the Profit Contribution for that Plan year, if made. The Profit Contribution allocation, if made, is based on eligible compensation while an employee during the Plan year. No Profit Contribution was made by CSC in 2025.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contribution, the Basic Match, the Profit Contribution, if any, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be accumulated from the participant’s vested account.

Investment Options

Participants have the option of investing in the index mutual funds according to an investment strategy developed through third-party personalized advice or on their own. The managed account service integrates independent, third-party advice from Morningstar Investment Management, LLC, and personal factors, such as participants’ current 401(k) plan account balance, savings rate, and expected retirement age to create a personalized investment strategy.

As of December 31, 2025, participants had 16 core investment options, which included mutual funds that cover stocks and bonds, common collective trusts, common stock funds of CSC, and a cash and cash equivalent money market fund.

The Plan also offers a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the core investment options. Participants are responsible for paying trading fees and commissions, when applicable, in their PCRAs. PCRA investments are regulated by ERISA and Plan policies. Participants may choose to invest all or part of their Plan balance in a PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable

Participants may borrow a minimum of $1,000 up to a maximum of the lower of: 50 percent of their 401(k) account balances, or $50,000 reduced by their highest outstanding loan balance for the preceding 12 months. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant’s account and bears interest at a rate equal to the prime rate at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting

Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Vesting of the discretionary Profit Contribution is dependent upon the participants’ number of years of service: 1 Year of Service – 0%; 2 Years of Service – 25%; 3 Years of Service – 50%; and 4 Years of Service or more – 100%. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions

A participant is entitled to receive a distribution of the vested portion of their account upon termination of employment for any reason, including death, disability, or retirement. If a terminated participant’s vested balance does not exceed $1,000, distribution will only be paid to the participant in a lump-sum upon termination with no option to postpone payment. For vested amounts of $1,000 or more participants may elect different distribution options as defined by the Plan document. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. Once distributed to the participant, the hardship distribution cannot be deposited back into the participant’s account. The Plan also allows a terminating participant to receive a distribution in-kind to a brokerage account with Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC, for certain mutual fund shares instead of cash, and permits a

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
terminating participant to elect to receive, in cash or in-kind, the value of their account in the Plan that had been invested in CSC’s common stock through investment in CSC’s unitized stock funds.

Forfeitures

Participants forfeit any nonvested portion of any discretionary Profit Contribution upon termination of employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. Participants must also forfeit any Basic Match made in error. Forfeitures of any discretionary Profit Contributions or Basic Match arising during the Plan year are generally used to reduce the amount of the employer contribution for that year. During 2025, the forfeiture amounts used to reduce the employer contribution were not material.

Administrative Expenses

The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC and its subsidiaries.

Termination of the Plan

CSC has the right under the Plan document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants’ account balances will become fully vested and account balances shall be paid in accordance with the Plan terms.

Current Regulatory Developments

In April 2024, the U.S. Department of Labor adopted a final rule to significantly broaden the definition of “fiduciary” under ERISA. Among other requirements, the rule, in conjunction with associated prohibited transaction exemptions (PTEs), subjects broker-dealers who provide non-discretionary investment advice to retirement plans and accounts to a “best interest” standard. The rule was scheduled to take effect September 23, 2024, with a one-year transition period for certain PTE provisions. In July 2024, in two separate industry lawsuits seeking to vacate the rule, federal district court judges stayed effectiveness of the rule pending resolution of litigation. The stay was appealed by the Department of Labor in late 2024, and in November 2025 the Department of Labor formally withdrew its appeal and the stay remains in place. In March 2026, federal district courts reached final resolutions on pending litigation and formally vacated the U.S. Department of Labor’s April 2024 final rule to broaden the definition of “fiduciary” under the Employee Retirement Income Security Act of 1974. Following the courts’ ruling, the U.S. Department of Labor’s Employee Benefits Security Administration removed the rule from the Code of Federal Regulations.

2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results may differ from these estimates.

Risks and Uncertainties

The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
Investments

The Plan’s investments are stated at fair value. Fair value in relation to the Plan investments is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of CSC. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management’s judgment about the assumptions market participants would use in pricing the asset, such as inherent risk, transfer restrictions, and risk of nonperformance. Where inputs used to measure fair value of an asset are from different levels of the hierarchy, the asset is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

•Level 1 inputs are quoted prices in active markets as of the measurement date for identical asset that CSC has the ability to access.

•Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

•Level 3 inputs are unobservable inputs for the asset, and include situations where there is little, if any, market activity for the asset.

CSC’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the year. Shares of mutual funds and the money market fund are valued at the quoted net asset value of shares held by the Plan at year end. Shares of common collective trusts have readily determinable fair values and are valued based on the net asset value of shares held by the Plan at year end. Investments held in a PCRA are valued using quoted market prices at year end, when available. When quoted prices do not exist, investments are valued using quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statement of changes in net assets available for benefits.

The Plan considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash and cash equivalents. Cash and cash equivalents primarily include money market funds.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are considered delinquent upon becoming 90 days past due as to interest or principal. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts.

Payment of Benefits

Benefit payments and distributions to participants are recorded when paid or at the time of in-kind distribution.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
Administrative Expenses

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. The day-to-day operation of the Plan involves expenses for basic administrative services, such as plan recordkeeping, accounting, and legal and trustee services, which are necessary for administering the Plan as a whole. Additional services, such as telephone voice response systems, access to a customer service representative, educational seminars, retirement planning software, investment advice, electronic access to plan information, daily valuation, and online transactions, can result in additional administrative expenses.

Administrative expenses on the Statement of Changes in Net Assets Available for Benefits primarily consist of managed account services fees provided by an independent third-party which are charged directly to participant accounts of the individuals who use this service. The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Revenue sharing received from investments in mutual funds and other revenue to CS&Co from recordkeeping and related services are used to offset administrative fees. The remaining administrative fees associated with the Plan are paid by CSC and its subsidiaries.

3.     Party in Interest Transactions

The party in interest transactions described below are covered by exemptions from the prohibited transaction provisions of ERISA and the IRC. CSC, the Plan Sponsor as defined in ERISA 3(16)(B), provides services to the Plan through its separate but affiliated companies and subsidiaries. Under the Plan, CS&Co serves as the Named Fiduciary and Plan Administrator as defined in ERISA 402(a) and ERISA 3(16)(A), respectively. CS&Co also provides brokerage products and services, including a PCRA. Schwab Retirement Plan Services, Inc., a wholly-owned subsidiary of CSC, provides recordkeeping and related services to the Plan. Charles Schwab Trust Bank, a wholly-owned subsidiary of CSC, provides the Plan with trust and custody services and deposit products. Charles Schwab Investment Management, Inc., provides investment management services to proprietary funds offered as investment options in the Plan.

At December 31, 2025 and 2024, the Plan held 7,737,868 and 8,394,254 shares, respectively, of CSC common stock. The dividend income earned on the CSC common stock held by the Plan was $8,639,557 for the year ended December 31, 2025.

4.     Fair Value Measurements

For a description of the fair value hierarchy and the Plan’s fair value methodologies, see Note 2.

The following tables present the fair value hierarchy for the Plan’s investments measured at fair value:

				Balance at
December 31, 2025	Level 1	Level 2	Level 3	Fair Value
Investments:
Mutual funds	$5,501,916,540	$—	$—	$5,501,916,540
Self-directed brokerage accounts	2,592,730,998	69,369,932	—	2,662,100,930
Common collective trusts	—	1,276,080,979	—	1,276,080,979
Common stock funds of The Charles Schwab Corporation	778,750,555	—	—	778,750,555
Money market fund	395,514,060	—	—	395,514,060
Total investments at fair value	$9,268,912,153	$1,345,450,911	$—	$10,614,363,064

December 31, 2024
Investments:
Mutual funds	$5,672,379,601	$—	$—	$5,672,379,601
Self-directed brokerage accounts	2,129,492,301	68,512,118	—	2,198,004,419
Common stock funds of The Charles Schwab Corporation	625,513,098	—	—	625,513,098
Money market fund	333,677,910	—	—	333,677,910
Total investments at fair value	$8,761,062,910	$68,512,118	$—	$8,829,575,028

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
As of December 31, 2025 and 2024, and for the Year Ended December 31, 2025
5.     Tax Status

The Internal Revenue Service (IRS) informed CSC in a favorable determination letter dated October 12, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

6.     Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

December 31,	2025	2024
Net assets available for benefits per the financial statements	$10,726,389,592	$8,932,468,101
Amounts allocated to withdrawing participants	(252,506)	(350,496)
Net assets available for benefits per the Form 5500	$10,726,137,086	$8,932,117,605

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2025:

Benefits paid to participants per the financial statements	$587,970,590

Add: Amounts allocated to withdrawing participants at December 31, 2025	252,506

Less: Amounts allocated to withdrawing participants at December 31, 2024	(350,496)
Benefits paid to participants per Form 5500	$587,872,600

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to, but not yet paid as of the end of the year.

7.     Subsequent Events

CSC has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the Plan’s financial statements were filed with the SEC. Except as described in Note 1 – Plan Description, CSC has determined none of these events were required to be recognized or disclosed.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; Plan Number 002)

FORM 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
December 31, 2025

			Current
	Identity of Issue	Cost (1)	Value
	Common Stock Funds of The Charles Schwab Corporation:
*	Schwab 401(k) Equity Unit Fund		$502,443,290
*	Schwab Employee Stock Option Plan Equity Unit Fund		198,894,464
*	Schwab Ameritrade Converted Equity Unit Fund		77,412,801
	Total common stock funds of The Charles Schwab Corporation		778,750,555

	Mutual Funds:
**	Schwab 1000 Index® Fund		2,412,898,042
**	Schwab International Index Fund®		815,830,265
**	Schwab Fundamental US Large Company Index Fund		510,828,783
	Vanguard Emerging Markets Stock Index Fund		407,794,313
**	Schwab Treasury Inflation Protected Securities Index Fund		407,140,114
**	Schwab Fundamental US Small Company Index Fund		312,960,161
**	Schwab Fundamental International Equity Index Fund		262,050,552
	Vanguard Real Estate Index Fund		218,233,920
**	Schwab Fundamental Emerging Markets Equity Index Fund		93,895,526
**	Schwab Fundamental International Small Equity Index Fund		60,284,864
	Total mutual funds		5,501,916,540

	Common collective trusts:
	Vanguard Institutional Total Bond Market Index Trust		971,689,511
	Spartan® Small Cap Index Pool C		304,391,468
	Total common collective trusts		1,276,080,979

	Self-directed brokerage accounts		2,662,100,930

	Money Market Fund:
	Vanguard Treasury Money Market Fund		395,514,060

*	Participant Notes Receivable:
	10,705 loans with interest rates ranging from 4.15% to 9.50% maturing through 2046		109,974,723

	Total		$10,724,337,787

(1)	Cost information is not required as investments are participant-directed.
*	A party in interest as defined by ERISA.
**	Managed by a party in interest as defined by ERISA.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
Exhibit Index

The following exhibits are filed as part of this Annual Report on Form 11-K.

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	(1)

101.SCH	Inline XBRL Taxonomy Extension Schema	(1)

101.CAL	Inline XBRL Taxonomy Extension Calculation	(1)

101.DEF	Inline XBRL Extension Definition	(1)

101.LAB	Inline XBRL Taxonomy Extension Label	(1)

101.PRE	Inline XBRL Taxonomy Extension Presentation	(1)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)
Attached as Exhibit 101 to this Annual Report on Form 11-K for the annual period ended December 31, 2025 are the following materials formatted in Inline XBRL (Extensible Business Reporting Language) (i) the Statements of Net Assets Available for Benefits, (ii) the Statement of Changes in Net Assets Available for Benefits, (iii) the Schedule of Assets (Held at End of Year), and (iv) Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date:	June 10, 2026	/s/ David Callahan
David Callahan
Managing Director
Human Resources Compensation and Benefits
on behalf of Charles Schwab & Co. Inc.,
the Plan Administrator